

February 27, 2020

Martin Mucci
President and Chief Executive Officer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

      Re: Paychex, Inc.
          Form 10-K for the Fiscal Year Ended May 31, 2019
          Filed July 24, 2019
          File No. 000-11330

Dear Mr. Mucci:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2019

Consolidated Financial Statements
Consolidated Statements of Income and Comprehensive Income, page 40

1.   Please tell us and present separately in your financial statements the material components of the operating expenses line item. Refer to Rule 5-03.3 of Regulation S-X. Please also tell us and disclose in an accounting policy footnote the types of amounts included in operating expenses versus selling, general and administrative expenses.

Note B - Service Revenue
Assets Recognized from the Costs to Obtain and Fulfill Contracts, page 55

2.   Please tell us the specific types of incremental costs of obtaining a contract that you have recognized as an asset. Also, tell us separately for each type of incremental cost how you determined the asset recognition criteria in paragraphs 25-1 through 25-3 of ASC 340-40-25 were met.

Martin Mucci
Paychex, Inc.
February 27, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-
3769 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services